SECURITIES BEING OFFERED
Description of Interests
Our company is a Delaware limited liability company offering 185 Class A share tokens in the Offering for aggregate consideration of $3,700. All outstanding Class A share tokens of the Painting are tokenized into ERC-20 tokens. ERC20 tokens are crypto-tokens built on the Ethereum Blockchain adhering to the ERC20 token standard. ERC20 token standard is a set of functions to be implemented by all ERC20 tokens on the Ethereum blockchain to allow for seamless integration with other contracts, marketplaces, or wallets. ERC-20 is similar, in some respects, to bitcoin or any other cryptocurrency as ERC-20 tokens are blockchain-based assets that have value and can be sent and received. The Ethereum Blockchain Network is an open-source, trustless, decentralized network of computers that use a unique coding language and blockchain technology to exchange applications for cryptocurrency tokens of value. This network in which the Blackchip Platform operates is fully autonomous, and its authenticity is given by the thousands of computers and volunteers that work on it around the world.
All interests offered by this offering circular will be authorized and issued pursuant to the qualification of this offering. Upon payment in full for each Class A share token purchased on the Blackchip Platform, as determined by our manager, the holders of the interests will not be liable to our company to make any additional capital contributions. All interest in the asset once funded can be easily traded on our decentralized platform and distributions upon the sale of the asset if rendering a realized gain after fees, will be distributed back to shareholders. Holders of the interests offered hereby have no appraisal rights, no pre-emptive rights to the purchase of Class A share tokens and no preferential rights to distributions. We will also subject our ERC20 asset tokens to audits for the purpose of security and compliance with standards. The token audits will provide comfort for our users that the tokens are operating properly.
Bookkeeping & Reporting
We are required to keep appropriate books of the business at our principal offices. The books will be maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with GAAP. For financial reporting purposes and tax purposes, the fiscal year and the tax year are the calendar year, unless otherwise determined by our manager in accordance with the Internal Revenue Code. Our manager will file with the Commission periodic reports as required by applicable securities laws.
Under the Securities Act, we must update this offering circular upon the occurrence of certain events, such as asset acquisitions. We will file updated offering circulars and offering circular supplements with the Commission. We are also subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, we will file annual reports, semiannual reports and other information with the Commission. In addition, we plan to provide holders of interests with periodic updates, including offering circulars, offering circular supplements, pricing supplements, information statements and other information. Investor Updates
We will provide such documents and periodic updates electronically through the Blackchip Platform or via email address. As documents and periodic updates become available, we will notify token holders by sending an email message or a message through the Blackchip Platform that will include instructions on how to retrieve the periodic updates and documents. We will provide holders with copies via email or paper copies at any time upon request.
Exclusive Jurisdiction
Any dispute in relation to the operating agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, and each investor will covenant and agree not to bring any such claim in any other venue. If a holder of the interests were to bring a claim against our company or our manager pursuant to the operating agreement, it would have to do so in the Delaware Court of Chancery. Notwithstanding the foregoing, if, for any reason, the Delaware Chancery Court does not have jurisdiction over an action, then the action may be brought in other federal or state courts located in Delaware.
In addition, the exclusive jurisdiction provision contained in the operating agreement does not apply to claims under the Exchange Act or the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Listing
The interests offered hereby are not currently listed or quoted for trading on any national securities exchange or national quotation system.